FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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GlaxoSmithKline update: Government orders for pandemic H1N1 vaccine

Following declaration of the pandemic by the World Health Organization (WHO) in June 2009, GlaxoSmithKline (GSK) has been working closely with governments to respond to their changing needs as understanding of the H1N1 pandemic has increased.
GSK today
 confirmed that approximately 130 million doses of its pandemic H1N1 adjuvanted vaccine were shipped to governments in the fourth quarter of 2009. These shipments, together with pandemic vaccine products supplied to the US and other governments in the quarter, amount to provisional, unaudited sales of £835 million.
The company is also donating 60 million doses of its vaccine to the WHO for distribution to developing countries. This will be charged as an SG&A cost to GSK in the fourth quarter of
2009.
Shipments of the vaccine continue to be delivered in the first half of 2010 and GSK is in ongoing discussions with many governments, as their needs evolve. This includes renegotiation of contracts with governments who have announced changes to their planned immunisation programmes and with governments who have placed new orders for the pandemic vaccine. It is therefore too early to say what the final number of doses supplied and the value of these orders will be.
Pandemics by their nature are unpredictable and GSK recognises that governments needs are changing. GSK is committed to finding solutions for governments to the ongoing pandemic and the current supply of H1N1 vaccine.
As the WHO has
stated
, the circulation of the H1N1 influenza virus remains active and geographically widespread, with more than 200 countries and overseas territories or communities worldwide with laboratory confirmed cases.
GSK has been conducting research and development into vaccines for a pandemic since 1997 to enable Governments to protect their populations in the event of an outbreak. The company has also invested more than £2bn in developing technologies to respond to an influenza pandemic and increase capacity at its vaccine and antiviral manufacturing sites.
SM Bicknell
15 January 2010

Information regarding development of GSK's vaccine is available at:
www.gsk.com/media/pandemic-flu.htm

GlaxoSmithKline
 - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  January 15, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc